UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alder Biopharmaceuticals, Inc.

File No. 1-36431 - CF#37231

Alder Biopharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2019.

Based on representations by Alder Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.39	through December 31, 2023
Exhibit 10.40	through December 31, 2023
Exhibit 10.41	through December 31, 2023
Exhibit 10.42	through December 31, 2023
Exhibit 10.43	through December 31, 2023
Exhibit 10.44	through December 31, 2023
Exhibit 10.45	through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary